Filed by Cincinnati Bell Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Hawaiian Telcom Holdco, Inc.
Commission File No.: 001-34686

The following is a transcript of a Cincinnati Bell employee video first made available to Cincinnati Bell employees on July 10, 2017:

[AUDIO GAP: 00:00:00 - 00:00:15]

Leigh Fox: We’re creating $2 billion revenue businesses in one day which is pretty exciting. And what’s cool is we’re doing this and doing it in a way that we’re not overleveraging ourselves. We’re doing it in a very responsible way in creating two assets for growth in the future. You know we have now fundamentally changed our company from being a Cincinnati-based company to a national company overnight. And so from a network standpoint, we have two great network assets and from technology services company we doubled its size in a day. And we have over 25 offices now nationally and in Canada so it’s a pretty exciting day for us.

[AUDIO GAP:  00:00:58 - 00:01:04]

When I began talking to Scott Barber at Hawaiian I was very impressed with the fact that one, technically what they’ve done is very similar of what we’ve been doing, right? They believe in fiber. They have been investing in fiber but also just culturally. The company is -- the focused on the same things. They focused on investing in the future, the longevity of the company, its people, its community, and those were all the things that we focused on. So then you think, “Well, you’re an island in the middle of Pacific” right? Isn’t this a little odd? And what we’ve come to realize is that ultimately you don’t need to be right next to each other to manage networks, right? You’re going to get synergies from the standpoint of systems buying power. You’re going to learn things from one another best practices. We’ve seen that already and so to me it’s just a great marriage then culturally, I think the two organizations will get along very well.

[AUDIO GAP:  00:02:04 - 00:02:08]

On OnX, that sits in an industry that is extremely fragmented and there are all types of assets out there. And we’ve looked at -- I think at this point over a hundred. What I like about OnX is they have done a tremendous job in growing what they have and really seeing the future, right? So there are traditional -- I think at the high-level you would consider them a tradition so VAR but they’ve begun to migrate into managed services and try to think about what the services looked like. And I think that’s something we could help them with because if you look at what we have I think we’re way more service-oriented than we are a VAR -- we’ve got a nice mix of the two but I think we have more services. So again when it comes to partnerships, I like to look at “Well, what can each bring to one another?” And I think what we can bring to them is the ability to take services to another level, right? And obviously, what they bring to us is talent, relationships and geographic expansion. This industry that we’re getting into further into with OnX is a relationship-based industry. It’s about having great talent and it’s about growing relationships and they’ve got both.

As an example, they’ve got two really big clients that they service. We have one really big client that we service. Cross functionally, we can help each other and comparing notes on, “Hey, what have you don’t with your client that we haven’t done with our clients” and vice-versa, right? So I think there’s just a ton of opportunity for both parties. Let alone the fact that overnight, it doubles the size of CBTS. And now having two scale assets that effectively are fuelled differently that sell to different customers and grow in different ways just makes us a strong company overall. And so that’s why I love the OnX transaction and I love the fact that we’re doing both at the same time because there’s so much earlier we’re just creating two really distinct big companies at once and we increased our diversity and our optionality in the future which I think is huge for us.

One of the things I think this does for us as a company is it starts open up our mindset. We think about growth as a company. We think about well Columbus, Indianapolis. Well we’re really good at what we do so why not global, right? Not saying that we go global tomorrow but we should think that way. We should think that we can do anything. Look, if we could do this, we can do anything, right? And now we’ve got connections that we didn’t have before, right. So it just opens up horizons that we never seen before. So yeah, I’m extremely excited as you could probably tell. I’m very excited about things.

NO OFFER OR SOLICITATION

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving Cincinnati Bell and Hawaiian Telcom will be submitted to Hawaiian Telcom’s stockholders for their consideration. In connection with the proposed transaction involving Cincinnati Bell and Hawaiian Telcom, Cincinnati Bell intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to Cincinnati Bell’s common shares to be issued in the proposed transaction and a proxy statement for Hawaiian Telcom’s stockholders (the “Proxy Statement”) and Hawaiian will mail the Proxy Statement to its stockholders and file other documents regarding the proposed transaction with the SEC.  SECURITY HOLDERS ARE URGED AND ADVISED TO READ ALL RELEVANT MATERIALS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE PROXY STATEMENT, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. The Registration Statement, the Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by Cincinnati Bell or Hawaiian Telcom with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement from Cincinnati Bell by going to its investor relations page on its corporate web site at www.cincinnatibell.com and from Hawaiian Telcom by going to its investor relations page on its corporate web site at www.hawaiiantel.com.

PARTICIPANTS IN THE SOLICITATION

Cincinnati Bell, Hawaiian Telcom, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction involving Cincinnati Bell and Hawaiian Telcom. Information about Cincinnati Bell’s directors and executive officers is set forth in its definitive proxy statement for its 2017 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2017 and information about Hawaiian Telcom’s directors and executive officers is set forth in its definitive proxy statement for its 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2017. These documents are available free of charge from the sources indicated above, and from Cincinnati Bell by going to its investor relations page on its corporate web site at www.cincinnatibell.com and from Hawaiian Telcom by going to its investor relations page on its corporate web site at www.hawaiiantel.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the Registration Statement, the Proxy Statement and other relevant materials Cincinnati Bell and Hawaiian Telcom intend to file with the SEC.